Confidential Treatment Requested by Candela Corporation

2009-01

April 10, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Brian Cascio
Kristin Lochhead

Re:	Candela Corporation
Form 10-K for the fiscal year ended June 28, 2008
Filed September 11, 2008
File No. 000-14742

Ladies and Gentlemen:

This letter is submitted by Candela Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Robert E. Quinn dated March 17, 2009 with respect to the Company’s Form 10-K for the fiscal year ended June 28, 2008 (the “Comment Letter”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Please note that as of the date hereof we have submitted a Freedom of Information Act confidential treatment request with respect to certain confidential information set forth in our response. We made this request pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the SEC and as a result we have redacted our response to Question No. 1, found on 2009-02 and 2009-03, from the overall response that we filed electronically on the EDGAR system.

We have submitted a complete and unredacted version of our response to the SEC in paper form.

CANDELA CORPORATION

530 Boston Post Road, Wayland, Massachusetts 01778-1886 - Tel (508) 358-7400 - Fax (508) 358-9534

Division of Corporation Finance

Securities and Exchange Commission

April 10, 2009

Confidential Treatment Requested by Candela Corporation

2009-02

Form 10-K for the fiscal year ended June 28, 2008

Consolidated Financial Statements

Note 11.  Income taxes, page 62

1.               We note your response to prior comment 2 in our letter dated February 10, 2009. We see that you reported a domestic taxable loss of $16.2 million for fiscal year 2008. It also appears that you are continuing to experience taxable losses into fiscal year 2009. In light of the current taxable losses, tell us why you believe that you can rely on projections of future taxable income to substantiate the realization of the deferred tax asset. Please tell us whether you expect to generate taxable income for fiscal year 2009, discuss the extent to which you have historically met projections of taxable income and explain how projections for future taxable years have been determined and whether your projections reflect current market conditions. Please provide us with a more detailed analysis of your assumptions underlying the determination that it is more likely than not that the net asset will be realized.

Response:

The Company advises the Staff that at June 28, 2008 it performed an analysis to ascertain if it was more likely than not that the Company would be able to utilize the deferred tax assets.

Fiscal-Year Ended
2010	2011	2012

Division of Corporation Finance

Securities and Exchange Commission

April 10, 2009

Confidential Treatment Requested by Candela Corporation

2009-03

Management will continuously assess the economy and the impact it may have on future expectations.

2.               As a related matter, in future filings, critical accounting policies should also provide clear and detailed disclosure of assumptions and judgments employed to determine that the deferred tax asset is realizable.

Future Presentation:

The Company advises the Staff that in future filings it will include disclosure as to how it evaluated the potential need for a valuation reserve on its deferred tax assets. In accordance with SFAS No. 109, such expansion of future disclosures will address the basis for the Company’s conclusion including its evaluation of the positive and negative evidence considered and how the Company weighed that evidence in performing its evaluation. Clear cross-referencing between the critical accounting policies disclosure and the income tax disclosure will be included.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (508) 358-7400.

Sincerely,
CANDELA CORPORATION

/s/ Robert E. Quinn
Robert E. Quinn
Vice President, Finance